Exhibit 99.1

FOCUS MEDIA ANNOUNCES US$100 MILLION SHARE REPURCHASE PROGRAM

SHANGHAI, PRC — July 16, 2008 — Focus Media Holding Limited. (NASDAQ: FMCN), China’s leading multi-platform digital media company, today announced that its board of directors has approved a share repurchase program. Under the terms of the approved program, Focus Media may repurchase up to US$100 million worth of its issued and outstanding American depositary shares (“ADSs”). The repurchases will be made from time to time on the open market at prevailing market prices or in block trades. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Focus Media expects to implement this share repurchase program over the course of the next 12 months, effective immediately, in a manner consistent with market conditions and the interest of the shareholders. Focus Media’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Focus Media plans to fund repurchases made under this program from its available cash balance.

Tan Zhi, chief executive officer of Focus Media, commented, “Our Board’s approval of the share repurchase program reflects our commitment to increase shareholder value and our confidence that the current ADS price level does not reflect our potential value.”

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of March 31, 2008, Focus Media’s digital out-of-home advertising network had approximately 119,200 LCD display in its commercial location network, approximately 61,400 LCD displays in its in-store network and 246,900 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Forms F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn